Austen M. Heim Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9207 Tel (213) 486-9034 Fax thecapitalgroup.com

March 20, 2019

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Multi-Sector Income Fund (the “Fund”)
File Nos. 333-228995 and 811-23409

Dear Mr. Cowan:

In response to the written comments you provided on February 15, 2019 and February 20, 2019 to the Fund’s initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the initial Registration Statement.

General Comment

1. Please identify if a party other than the sponsor or an affiliate of the sponsor will provide the initial seed capital.

Response: We confirm that the initial seed capital will be provided by the sponsor.

Summary Prospectus

2. The “Annual fund operating expenses” table and expense example for the Fund have been left blank. Please include in your response letter the Fund’s completed “Annual fund operating expenses” table and expense example.

Response: The Fund’s completed “Annual fund operating expenses” table and expense example are included in the Amendment. We note supplementally that any expense reimbursement or fee waiver arrangement will be in effect for at least one year from the effective date of the Amendment and that there will be no recoupment of previously reimbursed expenses. Additionally, any expense reimbursement or fee waiver arrangement is reflected in the Fund’s expense example only for the period for which such expense reimbursement or fee waiver arrangement is expected to continue.

3. Please clarify if “Other expenses” for shares in the Fund’s “Annual fund operating expenses” table are based on estimated amounts.

Response: We confirm that, because the Fund is a “New Fund” as defined in Form N-1A, the “Other expenses” for each of the Fund’s share classes are estimated. Accordingly, we have updated the disclosure to address this comment by inserting a clarifying footnote.

4. In the section captioned “Principal investment strategies,” please consider clarifying that high-yield corporate debt and investment grade corporate debt are two separate “sectors.” As written, one could be confused as to whether this is a list of three or four “sectors.”

Response: We have updated the disclosure to address this comment, as follows:

Principal investment strategies The fund invests primarily in bonds and other debt securities, which may be represented by other investment instruments, including derivatives. In seeking to achieve a high level of current income, the fund invests in a broad range of debt securities across the credit spectrum. Normally, the fund will invest its assets across four primary sectors: high-yield corporate debt, ~~and~~ investment grade corporate debt, debt instruments of emerging market issuers and securitized debt.

5. In the section captioned “Principal investment strategies,” please clarify whether investments in lower rated issuers may include investments in distressed debt or defaulted securities.

Response: We do not currently expect that the Fund will invest in distressed debt or defaulted securities as a principal investment strategy. However, because the Fund may, from time to time, invest in or hold distressed or defaulted securities, we have updated the disclosure in the statutory prospectus to address this comment, as follows:

The fund may invest substantially in securities of issuers rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Ratings Organizations designated by the fund’s investment adviser, or in securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser. Such securities are sometimes referred to as “junk bonds~~.”~~,” and may include securities considered to be in distress or default.

6. Does the Fund intend to focus on investments in “swaps” as a principal strategy? If so, please supplement the Fund’s disclosure under “Principal investment strategies” accordingly.

Response: The Fund expects to invest in derivatives as a principal investment strategy, and we have included disclosure to this effect under “Principal investment strategies” and “Principal risks.” Swaps are one of a number of types of derivative instruments in which the Fund may invest; however, we do not currently expect investing in swaps to be a principal investment strategy of the Fund. Accordingly, although we list swaps under “Principal investment strategies” as a type of derivative instrument in which the Fund may invest, we have not included substantive disclosure regarding swaps under “Principal investment strategies” or “Principal risks” in the Fund’s summary prospectus. However, because the Fund may invest in such instruments, additional details about swaps, including the risks associated with investing in swaps, are described in the “Investment objective, strategies and risks” section of the Fund’s statutory prospectus.

7. Does the Fund intend to focus on investments in “forward currency contracts” as a principal strategy? If so, please supplement the Fund’s disclosure under “Principal investment strategies” accordingly.

Response: The Fund expects to invest in derivatives as a principal investment strategy, and we have included disclosure to this effect under “Principal investment strategies” and “Principal risks.” Forward currency contracts are one of a number of types of derivative instruments in which the Fund may invest; however, we do not currently expect investing in forward currency contracts to be a principal investment strategy of the Fund. Accordingly, we have not included substantive disclosure regarding forward currency contracts under “Principal investment strategies” or “Principal risks” in the Fund’s summary prospectus. However, because the Fund may invest in such instruments, additional details about forward currency contracts, including the risks associated with investing in forward currency contracts, are described in the “Investment objective, strategies and risks” section of the Fund’s statutory prospectus.

8. Please clarify any principal strategies related to investing in “mortgage-related and other asset-backed securities”. Additionally, please clarify if these investments include CDOs, CLOs and CMOs, particularly lower-rated tranches and provide guidance on whether the Fund intends to invest more than 15% of its assets in non-investment grade, private (i.e., non-agency) MBS (residential or commercial), particularly lower-rated tranches. If the Fund invests significantly in non-agency, non-investment grade MBS (commercial and residential) and ABS, please disclose that the liquidity of these investments may change dramatically over time.

Response: Because the Fund intends to invest in securitized debt, we have included risk disclosure regarding investing in mortgage-related and other asset-backed securities in the Fund’s summary prospectus. Such securities may include investments in CDOs, CLOs and CMOs, and may, from time to time, include lower-rated tranches of these instruments. However, we do not currently expect investing in any one of these instruments to be a principal investment strategy and, more to the point, we do not expect investing in lower-rated tranches of CDOs, CLOs and CMOs to be an investment strategy of the Fund. For the avoidance of doubt, we confirm that, in all cases, the Fund will not hold more than 15% of its assets in illiquid investments (including, for the avoidance of doubt, any CDOs, CLOs or CMOs, and any lower-rated tranches thereof, that may be deemed to be illiquid).

Additionally, we have provided more thorough disclosure with respect to mortgage-related and other asset-backed securities in the statutory prospectus. Please see our response to Comment No. 13 below.

9. In the section captioned “Principal risks” you reference “consumer loans,” please clarify any principal strategies related to consumer loans. Please also confirm supplementally to the staff whether the Fund intends to invest in Marketplace Loans.

Response: Although the Fund is permitted to invest in consumer loans in the context of asset-backed securities, we do not currently expect investing in securities backed by consumer loans to be a principal investment strategy of the Fund. We also confirm supplementally that the Fund does not currently expect to invest in Marketplace Loans.

10. In the section captioned “Principal risks,” please consider including risks specifically related to futures and swaps.

Response: Please see our response to Comment No. 6 above. The Fund expects to invest in derivatives as a principal investment strategy, and we have included disclosure to this effect under “Principal investment strategies” and “Principal risks.” Futures and swaps are two of a number of types of derivative instruments in which the Fund may invest; however, we do not currently expect investing in either futures or swaps to be a principal investment strategy of the Fund. Accordingly, although we list futures and swaps under “Principal investment strategies” as a type of derivative instrument in which the Fund may invest, we have not included substantive disclosure regarding futures or swaps under “Principal investment strategies” or “Principal risks” in the Fund’s summary prospectus. However, because the Fund may invest in such instruments, additional details about futures and swaps, including the risks associated with investing in futures and swaps, are described in the “Investment objective, strategies and risks” section of the Fund’s statutory prospectus.

11. Please inform the staff supplementally of the broad-based index the Fund intends to use for comparison of its results.

Response: We hereby confirm supplementally that the Fund intends to use the Bloomberg Barclays US Aggregate Index for comparison of its results.

12. In the section captioned “Investment results,” please clarify the inclusion of the commodity pool language related to past performance.

Response: We have updated the disclosure to address this comment by deleting the referenced disclosure.

Statutory Prospectus

13. Form N-1A requires that the strategy disclosure required by Item 4 must constitute a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9. We note that the strategy disclosure included in the Fund’s summary prospectus is nearly identical to the strategy disclosure in the Fund’s statutory prospectus. Please supplement the Fund’s strategy disclosure consistent with Items 4 and 9 of Form N-1A. Specifically, please describe the Fund's principal investment strategies and investments as required by item 9(b) including providing greater clarity on how the investment adviser determines which securities to buy and sell as required by item 9(b)(2) and how much of the Fund's assets will be committed to each sector or type of investment.

Response: We believe the disclosure is already responsive to the requirements of Form N-1A. Among other things, we have intentionally included additional details about certain derivative instruments and investing in cash and money market instruments in the Fund’s statutory prospectus.

Nevertheless, we have updated the disclosure to address this comment. For example, we have provided additional disclosure about the scope of high-yield instruments the Fund may invest in. Additionally, we have provided more thorough disclosure with respect to sector allocation and securitized debt, as follows:

The fund invests primarily in bonds and other debt securities, which may be represented by other investment instruments, including derivatives. In seeking to achieve a high level of current income, the fund invests in a broad range of debt securities across the credit spectrum. Normally, the fund will invest its assets across four primary sectors: high-yield corporate debt, ~~and~~ investment grade corporate debt, debt instruments of emerging market issuers and securitized debt. The proportion of securities held by the fund within each of these credit sectors will vary with market conditions and the investment adviser’s assessment of their relative attractiveness as investment opportunities. The fund's neutral mix of investments in each sector is approximately 45% high-yield corporate debt, 30% investment grade corporate debt, 15% debt instruments of emerging market issuers and 10% securitized debt. Normally, the investment adviser expects the fund's asset allocation to approximate the neutral mix within a range of plus or minus 10-20% of assets per sector, although there are no absolute limits or range boundaries on the percent of assets invested in each sector. The fund may also opportunistically invest in other sectors, including U.S. government debt, municipal debt and non-corporate credit, in response to market conditions. The fund will normally seek to limit its foreign currency exposure. The fund invests in debt securities with a wide range of maturities and there are no requirements with respect to the portfolio’s duration.

The fund may invest substantially in securities of issuers rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Ratings Organizations designated by the fund’s investment adviser, or in securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser. Such securities are sometimes referred to as “junk bonds~~.”~~,” and may include securities considered to be in distress or default.

Though the fund may invest in various types of securitized debt instruments, the fund will normally invest the securitized debt portion of its portfolio in mortgage- and other asset-backed securities.  The fund may, however, invest in other securitized debt instruments, including collateralized debt obligations (which may, from time to time, include lower-rated tranches of such instruments).

Investing in mortgage-related and other asset-backed securities - Mortgage-related securities, such as mortgage-backed securities, and other asset-backed securities, include debt obligations that represent interests in pools of mortgages or other income-bearing assets~~, such as consumer loans or receivables.~~ such as residential mortgage loans, home equity loans, mortgages on commercial buildings, consumer loans and equipment leases. Investments in such securities may include collateralized debt obligations, such as collateralized loan obligations and collateralized mortgage obligations, and may, from time to time, include lower-rated tranches of these instruments. In addition to the risks associated with investments in debt instruments generally (for example, credit, extension and interest rate risk), s~~S~~uch securities often involve risks that are different from or more acute than the risks associated with investing in other types of debt securities. Mortgage-backed and other asset-backed securities are subject to changes in the payment patterns of borrowers of the underlying debt, potentially increasing the volatility of the securities and the fund's net asset value. When interest rates fall, borrowers are more likely to refinance or prepay their debt before its stated maturity. This may result in the fund having to reinvest the proceeds in lower yielding securities, effectively reducing the fund's income. Conversely, if interest rates rise and borrowers repay their debt more slowly than expected, the time in which the mortgage-backed and other asset-backed securities are paid off could be extended, reducing the fund's cash available for reinvestment in higher yielding securities. Mortgage-backed securities are also subject to the risk that underlying borrowers will be unable to meet their obligations and the value of property that secures the mortgages may decline in value and be insufficient, upon foreclosure, to repay the associated loans. Investments in asset-backed securities are subject to similar risks, as well as additional risks associated with the nature of the assets and the servicing of those assets.

14. Please clarify any principal strategies related to investing in “to-be-announced contracts and mortgage dollar rolls.” If the Fund intends to focus on any of these investments as a principal strategy, please supplement the Fund’s disclosure under “Principal investment strategies” accordingly.

Response: Although the Fund is permitted to invest in to-be announced contracts and mortgage dollar rolls, the Fund does not currently expect investing in such instruments to be a principal investment strategy of the Fund.

15. Please clarify any principal strategies related to investing in “securities backed by the U.S. government,” “municipal securities” and/or “similar municipal bonds.” If the Fund intends to focus on any of these investments as a principal strategy of the Fund, please supplement the Fund’s disclosure under “Principal investment strategies” accordingly.

Response: Although the Fund is permitted to invest in securities backed by the U.S. government and municipal securities, the Fund does not currently expect investing in such instruments to be a principal investment strategy of the Fund. Further, we have updated the disclosure to address this comment with respect to similar municipal bonds by removing this disclosure.

16. In the section captioned “Investment objective, strategies and risks,” please clarify if the additional risks associated with investing in the Fund are principal risks.

Response: We confirm supplementally that the additional risks associated with investing in the Fund are not currently viewed as principal risks.

17. The prospectus describes certain additional risks related to the Fund’s exposure to a particular country, region, industry or sector. If the Fund is expected to have significant exposure to a particular country, region, industry or sector, please identify such exposure and any related risks.

Response: The Fund is actively managed and relies on the professional judgment of its investment adviser to make decisions about the Fund’s portfolio investments. It is not an investment strategy of the Fund to invest in securities of issuers in any particular country, region, industry or sector in any amount. However, because the investment portfolio of the Fund is actively managed and because, from time to time, the Fund may have significant exposure to a particular country, region, industry or sector, the Fund prospectus includes disclosure regarding the risk of such exposure.

18. Please confirm supplementally that there are no sales charge reductions or waivers or other variations in sales loads other than those described in the Fund’s prospectus in accordance with the requirements of Item 12(a)(2) of Form N-1A and those described in the Fund’s statement of additional information pursuant to Items 17(d) and 23(b) of Form N-1A.

Response: We hereby confirm supplementally that there are no sales charge reductions or waivers or other variations in sales loads other than those described in the Fund’s prospectus in accordance with the requirements of Item 12(a)(2) of Form N-1A and those described in the Fund’s statement of additional information pursuant to Items 17(d) and 23(b) of Form N-1A.

19. In the section captioned “How to sell shares,” please specify if redemption payments will be made within one business day for all methods of payment. Otherwise, if the number of days differs by method of payment (e.g., check, wire, automated clearing house), then disclose the typical number of days that the Fund expects it will take to pay out redemption proceeds for each method used.

Response: We have updated the disclosure to address this comment, as follows:

The fund typically expects to ~~pay~~ remit redemption proceeds one business day following receipt and acceptance of a redemption order, regardless of the method the fund uses to make such payment (e.g., check, wire or automated clearing house transfer). However, payment may take longer than one business day and may take up to seven days as generally permitted by the 1940 Act. Under the 1940 Act, the fund may be permitted to pay redemption proceeds beyond seven days under certain limited circumstances. In addition, if you recently purchased shares and subsequently request a redemption of those shares, the fund will pay the available redemption proceeds once a sufficient period of time has passed to reasonably ensure that checks or drafts, including certified or cashier’s checks, for the shares purchased have cleared (normally 7 business days from the purchase date).

20. In the section captioned “How to sell shares,” please disclose additional detail regarding the Fund’s practices with respect to in-kind redemptions, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities

Response: We have updated the disclosure to address this comment, as follows:

Although payment of redemptions normally will be in cash, the fund’s declaration of trust permits payment of the redemption price wholly or partly with portfolio securities or other fund assets under conditions and circumstances determined by the fund’s board of trustees. On the same redemption date, some shareholders may be paid in whole or in part in securities (which may differ among those shareholders), while other shareholders may be paid entirely in cash. In general, in-kind redemptions to affiliated shareholders will as closely as practicable represent the affiliated shareholder’s pro rata share of the fund’s securities, subject to certain exceptions. Securities distributed in-kind to unaffiliated shareholders will be selected by the investment adviser in a manner that is fair and reasonable to the fund’s shareholders. The disposal of the securities received in kind may be subject to brokerage costs and, until sold, such securities remain at market risk and liquidity risk, including the risk that such securities are or become difficult to sell. If the fund pays your redemption with illiquid or less liquid securities, you will bear the risk of not being able to sell such securities.

21. Please confirm supplementally whether the Fund has made an election pursuant to Rule 18f-1.

Response: We hereby confirm supplementally that the Fund has not made an election pursuant to Rule 18f-1.

22. In the section captioned “Sales charges,” please consider whether disclosure relating to previously purchased Class A shares is relevant.

Response: We have updated the disclosure to address this comment by removing the referenced disclosure.

23. In the section captioned “Sales charges,” please explain how "substantial business relationship" is defined.

Response: Because business relationships with third-party vendors and other service providers fluctuate over time no one factor is determinative when considering which third-parties have business relationships at a level significant enough to receive the option to purchase Class A shares at net asset value. However, we believe that the term “substantial” accurately conveys the required threshold, particularly in conjunction with the later disclosure in this section that states: “Shares are offered at net asset value to these persons and organizations due to anticipated economies in sales effort and expense.” Further, because the practice of granting this right is discretionary in nature to accommodate fluctuating relationships with third parties over time we do not believe disclosing a rigid definition of “substantial business relationship” is advisable at this time.

24. In the section captioned “Sales charges,” please either specify the banks that have sales agreements with American Funds Distributors or delete this disclosure.

Response: We note supplementally that specifying the specific banks with such agreements would be unwieldy and impractical. At any one time there are hundreds of banks that have sales agreements in place with American Funds Distributors. We maintain an internal list of banks and monitor and revise the list consistent with our internal policies and procedures. Accordingly, we respectfully decline to update or delete the disclosure as proposed.

25. In the section captioned “Sales charges,” the Fund states that “Depending on the financial intermediary holding your account, these privileges may be unavailable. Investors should consult their financial intermediary for further information.” Item 12(a)(2) of Form N-1A requires that all such variations be disclosed in a registrant’s prospectus. Please supplement the Fund’s disclosure accordingly.

Response: Form N-1A includes no affirmative obligation to disclose any variances to a fund’s sales charge reductions and waivers on account of a financial intermediary’s policies, procedures or trading platform or other systems limitations. Item 12(a)(2) of Form N-1A requires only that a registrant (1) briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads, (2) identify each class of individuals or transactions to which such arrangements apply, and (3) state each different breakpoint as a percentage of both the offering price and the net amount invested. Because Form N-1A does not require the Fund to disclose intermediary variances of the Fund’s arrangements with respect to sales charge reductions and waivers, we respectfully decline to update the disclosure as proposed.

We note supplementally that a disclosure obligation of the type suggested by the Staff would be unwieldy and impractical — if not completely impossible. We expect that the Fund will be offered by over 2,000 financial intermediaries, each of which has its own unique policies, procedures and systems limitations, and we are not privy to each intermediary’s practices. The disclosure in question is not intended to permit dealers to broadly alter the Fund’s pricing policies; rather, the disclosure recognizes that technological differences may result in slight variations to the application of the Fund’s pricing policies when shares of the Fund are held by or through a financial intermediary. That being the case, the Fund’s prospectus encourages investors to consult their financial advisors for further information on how such advisors’ pricing policies may differ from those of the Fund’s transfer agent.

26. In the section captioned “Sales charges,” please clarify what constitutes an “employee”.

Response: Though the number of employees The Capital Group Companies, Inc. has fluctuates over time we believe our use of the term “employee” is consistent with how the term, and its various derivations, are used in Form N-1A.

Statement of Additional Information

27. In the section captioned “Fund’s policies,” please confirm on what basis the Fund will segregate or earmark liquid assets.

Response: We have updated the disclosure to address this comment, as follows:

For purposes of fundamental policy 1b, a senior security does not include any promissory note or evidence of indebtedness if such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the fund at the time the loan is made (a loan is presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed). Further, to the extent the fund covers its commitments under certain types of agreements and transactions, including derivatives, mortgage-dollar-roll transactions, sale-buybacks, when issued, delayed-delivery, or forward commitment transactions, and other similar trading practices, by segregating or earmarking liquid assets equal in value to the amount of the fund’s commitment (in accordance with applicable SEC or SEC staff guidance), such agreement or transaction will not be considered a senior security by the fund.

28. In the section captioned “General information,” is the disclosure of the Fund’s “investment portfolio” relevant considering this is a new fund? Please consider supplementing or deleting this disclosure.

Response: We have updated the disclosure to address this comment by deleting the referenced disclosure.

29. Please include the Fund’s audited seed financial statements for the appropriate periods in the Amendment.

Response: The Fund’s audited seed financial statements for the appropriate periods are included in the Amendment.

Sincerely,

/s/ Austen M. Heim

Austen M. Heim

Counsel